gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

June 19, 2006

Mail Stop 4561

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Somebox, Inc.

Registration Statement Form SB-2/Amendment 4

File No.: 333-132107

Dear Ms. Jacobs:

In accordance with my telephone conversation with Hugh Fuller on June 19, 2006, we are filing Amendment No. 4 (as a short form amendment). This amendment eliminates all references to purchaser representatives in Item 26. It also changes the dates on the Signature Page and the Amendment Number on the Cover Page.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Somebox, Inc.

Mantyla McReynolds, LLC